DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
[redacted]@dsm.com

DSM

Heerlen (NL), 17 September 2008

<u>DSM and Caliber Therapeutics to develop novel drug delivery device</u>

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces that DSM Biomedical and Caliber Therapeutics, Inc. will partner on the development of a novel drug delivery balloon catheter that can be used to treat vascular diseases such as atherosclerosis. This cooperation is another step for DSM to leverage its competences in Materials Sciences into Life Sciences applications.

The novel devices to be developed by DSM Biomedical and Caliber Therapeutics will enable the controlled and sustained release of drugs to treat vascular diseases such as atherosclerosis. The partnership will combine proprietary technology from DSM on drug delivery with balloon and catheter technology from Caliber Therapeutics. In addition, DSM Biomedical will grant Caliber Therapeutics a worldwide exclusive license for the use of DSM's recently launched Trancerta™ Drug Delivery platform for the development of this specific application.

"This is an important step in the development of DSM Biomedical at the heart of DSM's competences in Life Sciences and Materials Sciences. By developing this novel drug delivery device we contribute to addressing a disease that affects tens of millions of people worldwide. I am convinced that our materials' competencies and Caliber Therapeutics' pre-clinical and clinical expertise will prove a successful combination in the development and commercialization of this novel drug delivery device," said Steve Hartig, President of DSM Biomedical.

Dr. Oded Ben-Joseph, President and CEO of Caliber Therapeutics said: *"Our focus at Caliber is to develop innovative balloon-based products that combine drugs and devices to meet the growing need for the safe and effective treatment of vascular diseases. We are excited to co-develop a truly transformative and highly versatile platform with our friends at DSM. We believe that this technology will allow for superior drug transfer efficiency into the vessel wall and will open up multiple cardiovascular indications that are currently inaccessible to stenting".*

Caliber Therapeutics, a privately-held company based in the United States, develops proprietary minimally-invasive, balloon-based drug delivery products. Their lead product is a novel Targeted Angioplasty Drug Delivery balloon, *TADD*, for the treatment of atherosclerotic disease. This innovative release system enables controlled and targeted drug delivery, reduces thrombosis risk and reduces the need to implant permanent devices.

The drug delivery platform technology used in this novel drug delivery device is jointly developed by Caliber Therapeutics and DSM. The customized and fine-tuned version of DSM's Trancerta™ drug delivery platform seeks to deliver an optimal therapeutic drug dose from Caliber's *TADD* balloon, combining safety and efficacy. Trancerta™ covers an extensive portfolio of advanced resorbable materials, synthesis methods, formulation and processing technique, which provide the foundation for designing tailored drug delivery systems.

dlw 9/30

Atherosclerosis is a condition in which plaque builds up inside the arteries. Plaque is made up of fat, cholesterol, calcium and other substances. Over time, plaque hardens and narrows the arteries, reducing the flow of oxygen-rich blood to organs. Atherosclerosis can develop into Coronary Artery Diseases (CAD), the leading cause of death in the western world.

DSM Biomedical

To meet the upcoming needs of the medical and biotech industries, DSM Biomedical builds on the expertise and strengths of DSM in polymers, coating technology, materials science and life sciences. DSM Biomedical develops innovative controlled drug delivery systems for both ophthalmic and vascular disease treatments. In this segment, DSM employs the Trancerta™ Drug Delivery approach which is based on DSM's core strengths in polymers combined with its extensive in-house library of synthesis methods, formulation and processing techniques. DSM's current biomedical portfolio also includes ComfortCoat™ hydrophilic and antimicrobial coating technology for catheters, guidewires and stent delivery systems and Dyneema Purity®, a high performance polyethylene fiber technology, which has been developed specifically for use in medical applications, such as orthopedic implants. Recently the company acquired PTG, a market leader in the field of biomedical polymers Furthermore, a research and development program specifically aimed at extending DSM's material portfolio for the orthopedic industry has been started. For more information, visit www.dsmbiomedical.com.

Caliber Therapeutics

Caliber Therapeutics, Inc. is a convergence company engaged in the development and commercialization of proprietary minimally-invasive, balloon-based drug delivery products for the intervention of vascular diseases. The Company seeks to provide innovative solutions for unmet clinical needs, such as safe and efficacious alternatives to drug-eluting stents, the desire to avoid permanent implants, and the large and growing market of endovascular indications for which stenting is counterindicated. Caliber is managed by an experienced, multidisciplinary team and supported by the Accelerated Technologies' clinical team of opinion-leading physicians. For more information, visit www.calibertherapeutics.com.

DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

DSM

50E Heerlen (NL), 17 September 2008

DSM expands production capacity for ®claryl picture glass by 50%

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in The Netherlands, today announces a major capacity expansion for its innovative picture glass ®claryl. Within a year after its launch, market demand for this innovative product has risen so quickly that DSM decided to build an additional oven at its manufacturing facility in Geleen, the Netherlands, increasing production capacity by 50%.

®claryl picture glass makes framed pictures clearer, emphasizes colors better and reduces the amount of reflection. It is produced in an energy-preserving coating process which supports DSM's ambitions to continuously improve the eco-efficiency of its processes. The new oven will be fully operational in the course of this month. From that moment on, three shifts will be producing ®claryl in a 24-hours a day operation.

Rob van Leen, Chief Innovation Officer of DSM says: "*Although the picture framing market is still dominated by regular glass, the explosive growth ®claryl has shown over the past year proves that it is a very promising product. The coating that makes ®claryl so unique can be used in other applications as well. The extra light transmission leads to higher energy output when applied to solar panels, for instance.*"

®claryl, currently available in fifteen countries in Europe, is the first commercial product in DSM's Functional Coating program that focuses on applying DSM's proprietary coating technology platform on various applications. Next to picture frames DSM is also working on other applications which include coatings for solar panels in order to improve their efficiency.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

RECEIVED

2008 SEP 30 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

51E Heerlen (NL), 17 September 2008

DSM doubles Stanyl® capacity with opening of new plant in Geleen (NL)

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in The Netherlands, today announces that the second polymerization plant for Stanyl® polyamide 46 on the Chemelot site in Geleen (Netherlands) has opened. The new plant doubles DSM's worldwide production capacity for this high-performance plastic, supporting expected continuous strong growth in the coming years based on the leading position of Stanyl® in electronics and the growing usage in automotive applications due to higher demand for metal replacement. DSM has invested several tens of millions of euros in the new plant.

Stanyl® is an aliphatic polyamide with unique properties used in automotive, electronics and industrial applications. DSM is the inventor and sole producer of polyamide 46 worldwide which is being sold to customers under the brand name Stanyl®. The two polymerization plants in Geleen provide Stanyl® base resin to DSM compounding operations worldwide in Europe, the United States, Japan, India and China.

The decision to build the new plant was taken at the end of 2006. DSM chose Chemelot as the site to build the plant as capacity to manufacture high-purity diaminobutane is also located in Geleen. Diaminobutane is the key monomer in the production of Stanyl.

"This capacity increase is targeted to support further growth," says Jos Goessens, President of DSM Engineering Plastics. *"Stanyl delivers the best performance of all high temperature polyamides in many demanding applications and often outperforms other high-heat polymers such as polyphenylene sulfides (PPS) and Liquid Crystal Polymers (LCPs). With the second Stanyl facility we are able to secure the supply of Stanyl to support the excellent growth of our customers worldwide in the years ahead."*

"The fact that DSM has further invested in its Chemelot site in Geleen, the company's biggest manufacturing site, demonstrates the competitive strength of this site and DSM's commitment to it. This investment gives a further boost to our site and to economic growth of the region", comments Jos Schneiders, President of DSM Nederland.

"This investment is fully in line with our strategy Vision 2010: Building on Strengths", says Nico Gerardu, member of the DSM Managing Board of Directors and responsible for the Performance Materials cluster. *"As we continue to invest in future profitable growth, we focus on specialty performance materials such as Stanyl® as part of our strategy to reduce sensitivity of the cluster to economic cycles."*

Stanyl® can be found in many applications thanks to its unique set of properties. With a melting temperature of 295°C it survives better than with other engineering plastics in hot conditions where fuels and oils are present. In applications where Stanyl® replaces metals, weight and fuel efficiency gains can be substantial. In the automotive industry it is used for applications such as tensioners, turbo parts, air ducts, gears, sensors and clutch rings.

As an airbag sewing thread Stanyl® offers higher temperature resistance for more safety. Stanyl® is also widely used in components for computers, mobile phones and personal electronics as well as in electrical applications such as connectors, circuit breaker housings, micro-switches and electric motor parts. In aero engines Stanyl® parts resist heat and vibrations. In consumer applications Stanyl® is used as water kettle components including safety switches, and a variety of other hand and power tool components.

Stanyl® by DSM Engineering Plastics
Produced by DSM Engineering Plastics, Stanyl® is the world's most versatile high performance thermoplastic. Stanyl® is a unique, high-crystallinity material that exhibits exceptional heat resistance, stiffness and strength, chemical resistance and processability. In addition, the polyamide has a low coefficient of friction and resists creep and deformation. Stanyl® grades are widely used and have an excellent track record in meeting the critical demands of the above-mentioned industries, while at the same time delivering value to manufacturers through more reliable performance and lower system costs.

DSM Engineering Plastics
DSM Engineering Plastics is a Business Group in the performance materials cluster of DSM, with sales in 2007 of EUR 839 million and approximately 1550 employees worldwide. It is one of the world's leading suppliers of engineering thermoplastics offering a broad portfolio of high performance products including Stanyl® high performance polyamide and Akulon® 6 and 66 polyamides, Arnitel® TPE-E, Arnite® PBT and PET polyesters, Xantar® polycarbonate, Yparex® extrudable adhesive resins. These materials are used in technical components for electrical appliances, electronic equipment and cars, in barrier packaging films as well as in many mechanical and extrusion applications. With Stanyl®, it is the global market leader in high heat polyamides.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

Akulon®, Arnite®, Arnitel®, Stanyl®, Xantar® and Yparex® are registered trademarks of Royal DSM N.V.

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END